UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

HOPFED BANCORP, INC.
(Name of Registrant as Specified in Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL ASSOCIATES, L.P. STILWELL VALUE LLC JOSEPH STILWELL MARK D. ALCOTT STEPHEN S. BURCHETT EDWARD J. FANNING
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY- SUBJECT TO COMPLETION

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

Info@StilwellGroup.com

April [●], 2018

Dear Fellow Stockholder,

Please consider the enclosed proxy materials regarding the election of our nominee and support our efforts by signing, dating and returning the enclosed GREEN proxy card today FOR the election of Mark D. Alcott at HopFed Bancorp, Inc.’s upcoming Annual Meeting of Stockholders. We appreciate your support.

Sincerely,

Megan Parisi
(917) 881-8076
mparisi@stilwellgroup.com

PRELIMINARY COPY- SUBJECT TO COMPLETION

HOPFED BANCORP, INC.

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2018 ANNUAL MEETING OF STOCKHOLDERS

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PROXY STATEMENT OF THE STILWELL GROUP

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF HOPFED BANCORP, INC.

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WHY YOU WERE SENT THIS PROXY STATEMENT

The Stilwell Group is furnishing this Proxy Statement and accompanying GREEN proxy card to the holders of Common Stock of HopFed Bancorp, Inc. (the “Corporation” or “HopFed Bancorp”). We are seeking proxies to vote at the Corporation’s 2018 Annual Meeting of Stockholders (the “Annual Meeting”) in connection with our bid to elect Mark D. Alcott (the “Nominee”) to the Corporation’s Board of Directors (the “Board”) at the Annual Meeting. The Annual Meeting is scheduled to be held on Wednesday, May 16, 2018, [at 3:00 p.m., local time, at Heritage Bank USA, Inc., 4155 Lafayette Road, Hopkinsville, Kentucky], and the record date for the Annual Meeting is March 28, 2018. Stockholders who own shares as of the close of business on that date will be entitled to vote at the Annual Meeting.

As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Corporation’s nominees other than John E. Peck.  Unless instructed otherwise, proxies will be voted in favor of ratification of the selection of the Corporation’s independent registered public accounting firm and against the Corporation’s non-binding proposal to approve its executive compensation. Additional voting instructions are stated below. This Proxy Statement and GREEN proxy card are first being mailed to stockholders on or about April ___, 2018.

The Stilwell Group, the following members of which collectively own, as of the date of this Proxy Statement, an aggregate of 627,128 shares of Common Stock, is believed to be the Corporation’s largest stockholder:

•	Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”);

•	Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”);

•	Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”);

•	Stilwell Value LLC, a Delaware limited liability company, which is the general partner of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates; and

•

Joseph Stilwell, individually, as the managing member and sole owner of Stilwell Value LLC (Mr. Stilwell, together with Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Associates, and Stilwell Value LLC, the “Stilwell Group”).

Additional information concerning the Stilwell Group is set forth under the headings “Proposal Number 1: Election of Directors” and “Certain Information Regarding the Participants” and in Appendix A.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER (NAMELY, YOU OWN YOUR CORPORATION STOCK IN CERTIFICATE FORM), PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED. IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE THE GREEN PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE VIA THE INTERNET OR BY TELEPHONE).

We urge you not to return any white proxy card sent to you by the Corporation. Your last dated proxy is the only one that counts. If you are a registered holder, return the GREEN proxy card as explained in the instructions on the GREEN proxy card, even if you previously delivered a white proxy card to the Corporation. If your shares are held in street name, contact the person responsible for your account and instruct that person to execute and return the GREEN proxy card on your behalf.

Please refer to the Corporation’s definitive proxy statement when it becomes available for a full description of management’s candidates for election as directors.

Holders of record of shares of the Common Stock on the record date for the Annual Meeting are urged to vote even if you sold your shares after that date.

If you have any questions or need assistance in voting your shares, please call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

Direct: 212-269-1551

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Ms. Teresa Huang

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Main: 212-297-0720

Stockholders Call Toll-Free: 888-785-6668

PROPOSAL NUMBER 1: ELECTION OF DIRECTORS

The Board currently consists of eight members. Three seats on the Board are up for election at the Annual Meeting. At the Annual Meeting, the Stilwell Group will seek to elect Mark D. Alcott (the “Nominee”), who has consented to being named in this Proxy Statement and to serving as a director on the Board if elected. The election of Mr. Alcott requires the affirmative vote of a plurality of the votes cast. If elected and seated, our Nominee will be entitled to serve a three-year term. Mr. Alcott is an attorney who has served as Managing Partner of the law firm Harlin, Parker, Alcott & Chaudoin PSC for the past twenty years, where he represents, among other clients, regional and national banks on commercial transactions and in litigation. Mr. Alcott also serves as a director of H.P.R., Inc., a real estate holdings company. We believe he would be a valuable addition to the Board.  As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Corporation’s nominees other than John E. Peck. There is no assurance that the candidates nominated by the Corporation will serve as directors if the Stilwell Group’s Nominee is elected. For additional information regarding the Corporation’s nominees for election as directors, please refer to the Corporation’s definitive proxy statement when it becomes available. The election of Mr. Alcott requires the affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting.  Only the three nominees for election as directors who receive the highest number of “For” votes actually cast will be elected. Proxies marked “Withhold” and abstentions will have no effect on the outcome of Proposal 1. See “Voting and Proxy Procedures” below.

If you sign, date and return the Stilwell Group’s GREEN proxy card but do not give any specific instructions, the shares of Common Stock represented by such GREEN Proxy card will be voted FOR the election of Mr. Alcott. See “How to Vote by Proxy” and “Voting and Proxy Procedures” below for additional detail.

Mark D. Alcott: Mr. Alcott has served as Managing Partner of the law firm Harlin, Parker, Alcott & Chaudoin PSC for the past twenty years, where he represents, among other clients, regional and national banks on commercial transactions and in litigation. Mr. Alcott also serves as a director of H.P.R., Inc., a real estate holdings company, a position he has held since 1997. He previously served from 2005 to 2006 as Bowling Green City Commissioner tasked with improving internal controls. In addition, Mr. Alcott has served as a director of various non-profit organizations. Mr. Alcott earned his J.D. from the University of Kentucky and his B.S. in Agri-Business with Minors in Economics and Business Administration from Western Kentucky University. He is not employed by any parent, subsidiary or other affiliate of the Corporation.

We note that there can be no assurance that Mr. Alcott, if elected and seated, will be successful in persuading other members of the Board to adopt any of his suggestions, because Mr. Alcott would constitute one member out of eight, a minority position. Although the Stilwell Group believes a sale of the Corporation may be in the best interests of stockholders and has called for a sale of the Corporation, the Stilwell Group has no specific proposals or plans regarding how to effectuate such a sale of the Corporation at this time given its lack of access to pertinent information on the Corporation.

Specific Qualities: Mr. Alcott’s extensive management and business experience and expertise, together with his significant experience representing regional and national banks would make him a valuable asset to the Board.

If Mr. Alcott is unable to serve as a director, the proxies named on the attached GREEN proxy card will vote for the election of an alternate nominee, Stephen S. Burchett or Edward J. Fanning (together, the “Alternate Nominees”), discussed below, who have consented to being named in this Proxy Statement and to serving as a director on the Board if elected.

The Nominee and Alternate Nominees are independent under the independence standards applicable to the Corporation under (i) paragraph (a)(1) of Item 407 of Regulation S-K, (ii) NASDAQ Listing Rule 5605(a)(2), and (iii) Section 301 of the Sarbanes-Oxley Act of 2002.

On March 17, 2018, the Stilwell Group provided the Corporation with notice, in accordance with the Corporation's Certificate of Incorporation of the Stilwell Group's intention to nominate Mr. Alcott for election to the Board. We did this because the Corporation's Certificate of Incorporation requires that advance notice of nominations be provided to the Corporation's Secretary prior to the Annual Meeting. In order to preserve our ability to nominate Mr. Alcott for election as a director in the future, should Mr. Alcott be unable to serve, we provided advance notice for all three individuals in accordance with the Corporation's advance notice provision. As stated above, however, we intend to nominate one of the Alternate Nominees only in the event that Mr. Alcott is unable to serve as a director. In addition, we reserve the right to solicit proxies for the election of any other substitute nominee if the Corporation makes or announces any changes to its Certificate of Incorporation or Amended and Restated Bylaws (collectively, the “Organizational Documents”) or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our Nominee, to the extent this is not prohibited under the Organizational Documents and applicable law.  In any such case, shares represented by the enclosed GREEN proxy card will be voted for such substitute nominee.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Organizational Documents and applicable law, if the Corporation increases the size of its Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Stilwell Group that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Corporation’s corporate machinery.

Stephen S. Burchett: Mr. Burchett has been a member of the law firm Jackson Kelly PLLC since 2017 practicing with the Health Care Litigation Practice Group based in Lexington, KY. Prior to that, Mr. Burchett was a partner with the law firm of Offutt Nord Burchett, PLLC from 2002 to 2017, where he was named one of The Best Lawyers in America™. Mr. Burchett has successfully represented a wide range of clients in complex litigation throughout Central Appalachia. He is the only attorney practicing in the Tri-State who is board-certified by the American Board of Professional Liability Attorneys. Mr. Burchett is originally from Morehead, KY and currently resides in Ashland, KY. He attended the University of Virginia on the prestigious Jefferson Scholarship and received his law degree from the University of Kentucky where he was president of the Student Bar Association. He has also served as a representative to the Kentucky Bar Association Board of Governors. Since July 2015, Mr. Burchett has served on the Board of Directors of Poage Bankshares, Inc. (NASDAQ:PBSK), the savings and loan holding company for Town Square Bank, where he currently serves on the Nominating Committee and the Compensation Committee. Mr. Burchett is also on the Town Square Bank Board of Directors. He is not employed by any parent, subsidiary or other affiliate of the Corporation.

Specific Qualities: Mr. Burchett’s board experience at both Poage Bankshares, Inc. and Town Square Bank, together with his extensive management and business experience, and experience advising and providing legal guidance to boards of directors and officers would make him a valuable asset to the Board.

Edward J. Fanning: Mr. Fanning is the President and Owner of Spectrum CXO, LLC, which provides management consulting services to businesses, a position he has held since June 2017. Through Spectrum CXO, LLC, Mr. Fanning is currently acting CEO of The Labs Holdings, LLC, a technology company focused on athletic training, performance, and injury prevention, a position he has held since October 2017. Previously, from October 2013 to May 2017, Mr. Fanning was Managing Director of Union Springs, LLC, a healthcare startup company that was recently acquired by Enzymotec. He was also previously the EVP & CFO of Duro Bag Manufacturing Company, a multimillion-dollar packaging company, Senior Vice President and head of capital markets and loan syndications at Provident Financial Group, Inc. (formerly NASDAQ: PFGI), the holding company for The Provident Bank, which was later sold, and Principal at Franklin Street Equity Partners, a middle market private investment firm.  Mr. Fanning earned his MBA from Northwestern University’s Kellogg Graduate School of Management and his B.S. in Accountancy and Finance from Northern Illinois University. He is a Certified Public Accountant (inactive) and a Certified Management Accountant (inactive).

Specific Qualities: Mr. Fanning’s extensive experience advising owners, boards, and CEOs of privately-held and publicly-traded companies with respect to corporate strategy, operational turnarounds, profitability improvement, acquisitions, divestitures, and financing, together with his expertise in strategy, finance, business processes, operations, corporate governance, and corporate development would make him a valuable asset to the Board.

PROPOSAL NUMBER 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation will also submit to a vote of stockholders’ ratification of the appointment of HORNE LLP as the Corporation’s independent registered public accounting firm for 2018. We intend to vote, and recommend that you vote, FOR Proposal 2.

Proposal 2 will be approved if the votes cast in favor of Proposal 2 exceed the votes cast against it at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. See “Voting and Proxy Procedures” below.

PROPOSAL NUMBER 3: ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

The Corporation will also submit to an advisory vote a proposal for the stockholders to approve the compensation of the Corporation’s named executive officers. This non-binding vote is commonly referred to as a “say-on-pay vote”. We intend to vote, and recommend that you vote, AGAINST Proposal 3. The reason we recommend this is because we believe that the Corporation’s overall track record in recent years continues to require the stockholders to maintain vigilance about the Corporation’s compensation practices. Even if the Corporation experienced satisfactory performance over the most recent year, the longer track record can and should be used as a basis for monitoring compensation.

The compensation of the Corporation’s named executive officers will be deemed to be approved if the votes cast in favor of Proposal 3 exceed the votes cast against it at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. See “Voting and Proxy Procedures” below.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, there are no material proceedings in which any Stilwell Group member, or any associate of any Group member, is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries. Except as described in Appendix A, no Stilwell Group member or any associate of any Group member has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Corporation.

Except as described in Appendix A, no Stilwell Group member or any associate of any Group member (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Corporation’s last fiscal year, or in any currently proposed transaction, to which the Corporation or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Corporation or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Corporation; (4) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, any future employment by the Corporation or its affiliates, or any future transaction to which the Corporation or any of its affiliates will or may be a party; or (5) is the beneficial or record owner of any securities of the Corporation or any parent or subsidiary thereof.

No Stilwell Group member or any associate of any Group member, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning the Stilwell Group, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendix A.

OTHER MATTERS

The Stilwell Group anticipates that the Corporation’s definitive proxy statement, when it becomes available, will contain information regarding (1) the securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all Board committees; (4) the background of the Corporation’s nominees for election as directors; (5) the compensation of the Corporation’s directors and executive officers; and (6) the services and fees of the Corporation’s independent registered public accounting firm. The Stilwell Group has no knowledge of the accuracy of the Corporation’s disclosures in its proxy materials.

STOCKHOLDER PROPOSALS

In order to be considered at the Corporation’s 2019 Annual Meeting of Stockholders, but not included in its proxy materials, the Corporation’s Certificate of Incorporation provides that a stockholder proposal to take action at such meeting must be received by the Secretary of the Corporation not less than thirty days nor more than sixty days prior to the date of such meeting of stockholders of the Corporation provided, however, that if less than forty days’ notice of the meeting is given to stockholders, such written notice shall be delivered to the Secretary of the Corporation not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to stockholders. The Corporation has stated that it expects the 2019 Annual Meeting of Stockholders to be held on [●], 2019. Accordingly, advance written notice of business or nominations to the Corporation’s Board of Directors, to be brought before next year’s annual meeting of stockholders, must be given to the Corporation no later than [●], 2019.

The Corporation has stated that, in order to be eligible for inclusion in the Corporation’s proxy materials for next year’s annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received by the Secretary of the Corporation at P.O. Box 537, Hopkinsville, Kentucky 42241-0537, no later than [●].

SOLICITATION; EXPENSES

Proxies may be solicited by the Stilwell Group by mail, e-mail, advertisement, telephone, facsimile, and personal solicitation. Phone calls will be made to stockholders by employees of the Stilwell Group and certain of its personnel, as well as employees of Okapi Partners LLC. Ms. Megan Parisi will be principally responsible for soliciting proxies for the Stilwell Group and certain of its personnel will perform additional work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Stilwell Group’s solicitation material to their customers for whom they hold shares and the Stilwell Group will reimburse them for their reasonable out-of-pocket expenses. The Stilwell Group has retained Okapi Partners LLC to assist in the solicitation of proxies and for related services. The Stilwell Group will pay Okapi Partners LLC a base fee of up to $30,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Stilwell Group has agreed to indemnify Okapi Partners LLC against certain liabilities and expenses. Approximately 20 persons will be used by Okapi Partners LLC in its solicitation efforts.

Although a precise estimate cannot be made at the present time, the Stilwell Group currently estimates that the total expenditures relating to the proxy solicitation to be incurred by it will be approximately $120,000 of which approximately $50,000 has been incurred to date. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Stilwell Group. The Stilwell Group intends to seek reimbursement from the Corporation for the entire cost of our solicitation and does not intend to submit the question of such reimbursement to a vote of stockholders.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 28, 2018. Stockholders of the Corporation as of the close of business on the record date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the record date. On the record date, there were [●] shares of Common Stock outstanding.

HOW TO VOTE BY PROXY

To elect the Stilwell Group’s Nominee to the Board, if you are a record holder (namely, you own your Corporation stock in certificate form), you can vote by marking your vote on the GREEN proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  If your shares are held in “street name,” follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may permit you to vote via the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor Okapi Partners LLC at 888-785-6668 if you require assistance in voting your shares.  This Proxy Statement and the accompanying form of GREEN proxy card are available at www.OkapiVote.com/HopFed.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your shares will be voted: (a) “FOR” the election of our Nominee to the Board of Directors, (b) “FOR” the ratification of the appointment of HORNE LLP as the Corporation’s independent registered public accounting firm for 2018, and (c) “AGAINST” the Corporation’s non-binding proposal to approve its executive compensation.

You should refer to the Corporation’s proxy statement and form of proxy distributed by the Corporation for the names, backgrounds, qualifications and other information concerning the Corporation’s nominees for election as directors.  The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority to vote for John E. Peck, one of the Corporation’s nominees.

Rule 14a-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before commencing our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf.  You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

Many banks and brokerage firms are participating in programs that allow eligible stockholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in a telephone or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our GREEN proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of the Corporation is divided into three classes of directors with staggered terms of three years.  If elected and seated, Mark D. Alcott would serve for a three-year term expiring in 2021.  Stockholders of the Corporation are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on any matter as to which authority to vote is not given to the broker (“broker non-votes”).

At this meeting, proxies relating to “street name” shares will not be voted for any matters presented at the Annual Meeting unless the stockholder gives instructions on how to vote the stockholder’s shares.

THE STILWELL GROUP URGES YOU TO VOTE FOR THE ELECTION OF THE STILWELL GROUP’S NOMINEE AS A DIRECTOR OF THE CORPORATION AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Corporation’s Corporate Secretary at P.O. Box 537, Hopkinsville, KY 42240, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Corporation and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy. If you have already sent a white proxy to management of the Corporation, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

Only holders of record as of the close of business on the record date for the Annual Meeting, March 28, 2018, will be entitled to vote at the Annual Meeting.  If you were a stockholder of record on the record date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the record date.   Accordingly, it is important that you vote the shares held by you on the record date, or grant a proxy to vote such shares, even if you sell your shares after the record date.

IMPORTANT:  If you wish to support Mr. Alcott, please sign, date and return only the Stilwell Group’s GREEN proxy card.  If you later vote on management’s white proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Mr. Alcott.  PLEASE DISCARD THE CORPORATION’S WHITE PROXY CARD.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE HOPFED BANCORP, INC. COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF MARK D. ALCOTT AND THE PERSONS WHO HAVE BEEN NOMINATED BY THE CORPORATION TO SERVE AS DIRECTORS, OTHER THAN JOHN E. PECK, FOR THE RATIFICATION OF HORNE LLP AS THE CORPORATION’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2018, AND AGAINST THE CORPORATION’S NON-BINDING PROPOSAL TO APPROVE ITS EXECUTIVE COMPENSATION.

 ADDITIONAL INFORMATION

The information concerning the Corporation contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

The Corporation files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Corporation files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MR. ALCOTT.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY TO THE CORPORATION’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A GREEN PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING (IN THE ENCLOSED POSTAGE-PAID ENVELOPE) THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.

This Proxy Statement and the accompanying form of GREEN proxy card are available at www.OkapiVote.com/HopFed.  If you have any questions or require any assistance, please contact the Stilwell Group:

The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006
Direct: (212) 269-1551
Attn: Ms. Megan Parisi
info@stilwellgroup.com

Please feel free to contact Okapi Partners LLC, proxy solicitors for the Stilwell Group, as follows:

Okapi Partners LLC
Attn: Ms. Teresa Huang
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Main: 212-297-0720 Stockholders Call Toll-Free: 888-785-6668

Sincerely,

/s/ Megan Parisi
Megan Parisi
The Stilwell Group
April [●], 2018

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants in this solicitation are anticipated to include Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company; and Joseph Stilwell (collectively, the “Beneficial Owners”), as well as Mark D. Alcott (the “Nominee”) and Stephen S. Burchett and Edward J. Fanning (together, the “Alternate Nominees,” and collectively, with the Beneficial Owners and the Nominee, the “Participants” and each a “Participant”).

Stilwell Activist Investments intends to solicit proxies for the election of the Nominee, or any other person(s) nominated by Stilwell Activist Investments, including the Alternate Nominees, as necessary, to the Board of Directors of HopFed Bancorp, Inc. (the “Corporation”) at the 2018 Annual Meeting of Stockholders (the “Annual Meeting”) in accordance with applicable law and intends to comply with applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

With respect to each Participant, other than as disclosed herein, such Participant is not and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates, and Joseph Stilwell, in his capacity as the managing member and sole owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits. With respect to each Participant, other than as disclosed below, neither such Participant nor any of such Participant’s associates has any arrangement or understanding with any person with respect to (i) any future employment by the Corporation or its affiliates; or (ii) any future transactions to which the Corporation or any of its affiliates will or may be a party.

Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates, (collectively, “Plaintiffs”) previously filed a lawsuit on May 4, 2017, against the Corporation and its current directors and a former director individually in the Court of Chancery in the State of Delaware (the “Lawsuit”) alleging, among other things, that the adoption on or about January 21, 2015, of Article III, Section 13 of the Corporation’s Bylaws, as amended, was discriminatory and that the Corporation’s board of directors violated its fiduciary duties by adopting the invalid Bylaw.  After the Corporation amended Article III, Section 13 of the Bylaws on October 4, 2017, thus mooting the Lawsuit, the parties agreed to dismiss the Lawsuit subject to the Court’s consideration of Plaintiffs’ Fee and Expense Application.  On February 7, 2018, the Court of Chancery granted Plaintiffs’ Fee and Expense Application in full as set forth in the Rulings of the Court from Oral Argument on Plaintiffs’ Motion for Attorneys’ Fees and Expenses, Stilwell Associates, L.P., et al. v. HopFed Bancorp, Inc., et al. (Civil Action No. 2017-0343-JTL).

Except as otherwise set forth herein, (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Corporation; (iii) no Participant owns any securities of the Corporation which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Corporation during the past two years; (v) no part of the purchase price or market value of the securities of the Corporation owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Corporation; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Corporation; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Corporation’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Corporation or its affiliates, or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Corporation; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Corporation to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Corporation. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries. Mr. Fanning was Chairman and Vice President of Phoenix Building Solutions when it filed for bankruptcy in 2009. With respect to each of the Nominee and Alternate Nominees, except as otherwise set forth herein, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS

The table below shows the number of shares of common stock, par value $0.01 per share, of the Corporation (“Common Stock”) held in accounts of the listed entities or individuals.

Title of Class	Name of Owner	Direct Beneficial Ownership	Percent of Class (1)

Common Stock	Stilwell Activist Investments	530,611	8.0%

Common Stock	Stilwell Activist Fund	76,517	1.2%

Common Stock	Stilwell Associates	20,000	0.3%

(1) The percentages are calculated based on the number of outstanding shares of Common Stock, 6,635,945 reported as the number of outstanding shares as of March 6, 2018, in the Corporation’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2018 (the “Fourth Quarter 2017 Earnings Report”).

Stilwell Value LLC, as the general partner of each of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates, may be deemed the beneficial owner of the 627,128 shares of Common Stock owned in the aggregate by Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates. Mr. Stilwell, as the managing member and sole owner of Stilwell Value LLC, may be deemed the beneficial owner of the 627,128 shares of Common Stock owned in the aggregate by Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates.

Each of the Participants disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement that he or it does not directly own.

SECURITY OWNERSHIP OF NOMINEES

The Nominee and Alternate Nominees do not directly or indirectly own any shares of Common Stock.

DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

Joseph Stilwell is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates. The business address of each Beneficial Owner is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management, and he serves as the managing member and sole owner of Stilwell Value LLC. Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Associates, and related partnerships.

Because he is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Associates with regard to those shares of Common Stock.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 627,128 shares of Common Stock, representing approximately 9.5% of the Corporation’s outstanding shares of Common Stock (based upon the 6,635,945 shares of Common Stock reported as the number of outstanding shares as of March 6, 2018, in the Fourth Quarter 2017 Earnings Report). The Beneficial Owners have an interest in the election of directors at the Annual Meeting in their capacities as stockholders of the Corporation.

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Common Stock by each Participant within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold)[1]
Stilwell Activist Investments	05/03/2016	2,608
Stilwell Activist Investments	05/04/2016	2,392
Stilwell Activist Investments	12/28/2017	20,000
Stilwell Associates	11/28/2017	(10,000)
Stilwell Associates	12/28/2017	(20,000)

1 Funds for share purchases were provided from time to time in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business. All purchases of shares of Common Stock using funds borrowed from Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by the Beneficial Owners may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to such entities. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. There is currently no indebtedness outstanding secured by shares of Common Stock held by the Beneficial Owners.

INFORMATION ABOUT THE NOMINEE AND ALTERNATE NOMINEE

The Beneficial Owners believe that the Nominee and Alternate Nominees presently are, and if elected as a director of the Corporation, each would be, an “independent director” within the meaning of (i) paragraph (a)(1) of Item 407 of Regulation S-K, (ii) NASDAQ Listing Rule 5605 and (iii) Section 301 of the Sarbanes-Oxley Act of 2002.

NAME:	Mark D. Alcott

AGE:	50

BUSINESS ADDRESS:	519 E. 10th Ave. Bowling Green, KY 42101
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section “PROPOSAL NUMBER 1: ELECTION OF DIRECTORS”

CITIZENSHIP:	United States

Mr. Alcott has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached as Exhibit 16 to the Schedule 13D filed with the Securities and Exchange Commission on March 19, 2018, by the Beneficial Owners. Under the Nominee Agreement, Mr. Alcott agreed to be nominated for election to the Board of Directors of the Corporation at the Annual Meeting and the Beneficial Owners agreed to reimburse Mr. Alcott for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold Mr. Alcott harmless for all damages and claims which may arise in connection with being nominated for election to the Board of Directors. Mr. Alcott does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Corporation.

NAME:	Stephen S. Burchett

AGE:	51

BUSINESS ADDRESS:	175 E. Main St., Suite 500 Lexington, KY 40507
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section “PROPOSAL NUMBER 1: ELECTION OF DIRECTORS”

CITIZENSHIP:	United States

Mr. Burchett has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached as Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on March 19, 2018, by the Beneficial Owners. Under the Nominee Agreement, Mr. Burchett agreed to be nominated for election to the Board of Directors of the Corporation at the Annual Meeting if the Nominee is unable to serve as a director and the Beneficial Owners agreed to reimburse Mr. Burchett for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold Mr. Burchett harmless for all damages and claims which may arise in connection with being nominated for election to the Board of Directors. Mr. Burchett does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Corporation.

NAME:	Edward J. Fanning

AGE:	59

BUSINESS ADDRESS:	3600 Thayer Court Aurora, IL 60504
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section “PROPOSAL NUMBER 1: ELECTION OF DIRECTORS”

CITIZENSHIP:	United States

Mr. Fanning has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached as Exhibit 18 to the Schedule 13D filed with the Securities and Exchange Commission on March 19, 2018, by the Beneficial Owners. Under the Nominee Agreement, Mr. Fanning agreed to be nominated for election to the Board of Directors of the Corporation at the Annual Meeting if the Nominee is unable to serve as a director and the Beneficial Owners agreed to reimburse Mr. Fanning for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold Mr. Fanning harmless for all damages and claims which may arise in connection with being nominated for election to the Board of Directors. Mr. Fanning does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Corporation.

PRELIMINARY COPY- SUBJECT TO COMPLETION

▼ DETACH PROXY CARD HERE ▼

PROXY

THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF HOPFED BANCORP, INC.

FOR THE 2018 ANNUAL MEETING OF STOCKHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF HOPFED BANCORP, INC.

The undersigned hereby appoints Ms. E. J. Borrack, Ms. Teresa Huang, Mr. Patrick J. McHugh, Ms. Megan Parisi, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of HopFed Bancorp, Inc. (the “Corporation” or “HopFed Bancorp”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on May 16, 2018, [at 3:00 p.m., local time, at the Heritage Bank USA, Inc., 4155 Lafayette Road, Hopkinsville, Kentucky], or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”). This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee as a director as noted on the reverse, “FOR” the ratification of the appointment of HORNE LLP as the Corporation’s independent registered public accounting firm for 2018, and “AGAINST” the Corporation’s non-binding proposal to approve its executive compensation. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 16, 2018. The Stilwell Group’s Proxy Statement and form of GREEN proxy card are available at www.OkapiVote.com/HopFed.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time on May 15, 2018.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Mark D. Alcott, as a director, “FOR” the ratification of the appointment of HORNE LLP as the Corporation’s independent registered public accounting firm for 2018, and “AGAINST” the Corporation’s non-binding proposal to approve its executive compensation.

1.	ELECTION OF DIRECTORS – To elect Mr. Mark D. Alcott

☐ FOR	☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the persons who have been nominated by the Corporation for election as directors, other than the Corporation’s nominee noted below. There is no assurance that the candidates nominated by the Corporation will serve as directors if the Stilwell Group’s Nominee is elected. You should refer to the Corporation’s proxy statement and form of proxy distributed by the Corporation for the names, backgrounds, qualifications and other information concerning the Corporation’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for John E. Peck.

Note: If you do not wish for your shares to be voted “FOR” a person who has been nominated by the Corporation for election as a director, other than John E. Peck, write the name of the Corporation’s nominee(s) in the following space:

2.	RATIFICATION OF THE APPOINTMENT OF HORNE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR HOPFED BANCORP, INC. FOR THE YEAR ENDING DECEMBER 31, 2018.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	ADVISORY VOTE TO APPROVE EXECUTVE COMPENSATION.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his or her discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated:	Signature
Title:

Dated:	Signature (if held jointly)
Title: